Exhibit 99.1

Scienjoy Holding Corporation Granted Additional 180-Day Extension by Nasdaq to
Regain Compliance with Minimum Bid Price Rule

BEIJING, January 9, 2026 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced that on January 7, 2026, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq approved the Company’s request for an additional 180-calendar day extension (the “Extension”) to regain compliance with the minimum closing bid price requirement of US$1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

The Extension follows the expiration on January 6, 2026 of the initial 180-calendar day period to regain bid price compliance. As a result of the Extension, the Company now has until July 6, 2026 to regain compliance with the Rule (the “New Compliance Period”). If during the New Compliance Period, the bid price for Scienjoy’s Class A ordinary shares closes at or above US$1.00 per share for a minimum of 10, though generally not more than 20, consecutive business days, it is expected that Nasdaq would formally notify the Company that it has regained compliance with the Rule.

If the Company does not regain compliance with the Rule by July 6, 2026, it may be subject to delisting from Nasdaq. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation
+86-10-64428188
ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242
investors@ascent-ir.com